Exhibit C

FirstEnergy Corp.
76 South Main Street, Akron, Ohio 44308

Certificate

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

A copy of quarterly report on Form U-9C-3, for the period ended June 30, 2005, was filed with the New Jersey and Pennsylvania state commissions having jurisdiction over the electric retail rates of the company’s public utility subsidiary companies. As requested by the Ohio State Commission, a letter was sent to notify the commission having jurisdiction over the electric retail rates of the company’s public utility subsidiary companies of the URL address where the filing could be accessed on the SEC Web site.

The names and addresses of these state commissions are as follows:

New Jersey Division of Energy
Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Commonwealth of Pennsylvania*
Public Utility Commission
P.O. Box 3265
Harrisburg, PA 17105-3265

The Public Utilities Commission of Ohio
180 E. Board Street
Columbus, Ohio 43215-3793

*	A conformed copy of the publicly available report was filed with the Pennsylvania Public Utility Commission.

FirstEnergy Corp.

November 18, 2005
By:
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

Note:
Pennsylvania Electric Company (Penelec) is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.